FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 19, 2023

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 28 February 2023 (official registry number 1784), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs, that it has carried out the following transactions over its own shares between 12 and 18 April 2023 (both inclusive):

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
12/04/2023	SAN	Purchase	XMAD	4,252,432	3.4752
12/04/2023	SAN	Purchase	CEUX	136,032	3.4691
12/04/2023	SAN	Purchase	TQEX	161,875	3.4725
13/04/2023	SAN	Purchase	XMAD	4,525,006	3.4661
13/04/2023	SAN	Purchase	CEUX	711,923	3.4634
13/04/2023	SAN	Purchase	TQEX	263,071	3.4603
14/04/2023	SAN	Purchase	XMAD	2,000,000	3.5436
17/04/2023	SAN	Purchase	XMAD	4,570,351	3.5683
17/04/2023	SAN	Purchase	CEUX	703,471	3.5624
17/04/2023	SAN	Purchase	TQEX	226,178	3.5610
18/04/2023	SAN	Purchase	XMAD	4,680,750	3.6090
18/04/2023	SAN	Purchase	CEUX	652,709	3.6110
18/04/2023	SAN	Purchase	TQEX	147,858	3.6098
			TOTAL	23,031,656

The cash amount of the shares purchased to 18 April 2023 as a result of the execution of the Buy-back Programme amounts to 865,824,661 Euros, which, approximately, represents 94% of the maximum investment amount of the Buy-back Programme which was announced together with its other characteristics through the notice of inside information dated 28 February 2023 (official registry number 1784). Thus it remains pending its execution approximately 6% of such amount.

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 19 April 2023

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 12/04/2023 and 18/04/2023 (both inclusive) (https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-12-a-18-abril.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 19, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance